UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

First Industrial Realty Trust, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

32054K 10 3

(CUSIP Number)

September 30, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32054K 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jay H. Shidler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,744,514*
	6.	Shared Voting Power 1,187,280**
	7.	Sole Dispositive Power 4,744,514*
	8.	Shared Dispositive Power 1,187,280**
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,931,794***
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.82%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 69,243 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.
**	Includes 276,620 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.
***	Includes 345,863 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

CUSIP No. 32054K 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shidler Equities L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hawaii
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,165,201*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,165,201*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,165,201*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.34%
12.	Type of Reporting Person (See Instructions) PN

*	Includes 254,541 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

CUSIP No. 32054K 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shidler Equities Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hawaii
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 1,165,201*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 1,165,201*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,165,201*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.34%
12.	Type of Reporting Person (See Instructions) CO

*	Includes 254,541 shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

CUSIP No. 32054K 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Holman/Shidler Investment Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hawaii
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 22,079*
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 22,079*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,079*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.03%
12.	Type of Reporting Person (See Instructions) CO

*	Consists of shares of common stock, par value $0.01 per share, of First Industrial Realty Trust, Inc. issuable upon conversion of certain units of limited partnership interest in First Industrial, L.P.

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

ITEM 1.

(a)	Name of Issuer

The name of the issuer is First Industrial Realty Trust, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 311 South Wacker Drive, Suite 3900, Chicago, Illinois 60606.

ITEM 2.

(a)	Name of Person Filing

This Statement is filed by:

(i)	Jay H. Shidler, with respect to the shares of Common Stock (including shares issuable upon conversion of Units (as defined in Item 5 below)) owned directly by him and his wife, by Shidler Equities L.P., a Hawaii limited partnership (“Shidler LP”), and by Holman/Shidler Investment Corporation, a Hawaii corporation (“Holman/Shidler”);

(ii)	Shidler LP, with respect to the shares of Common Stock (including shares issuable upon conversion of Units) directly owned by it;

(iii)	Shidler Equities Corp., a Hawaii corporation (“Shidler Corp.”), with respect to the shares of Common Stock (including shares issuable upon conversion of Units) directly owned by Shidler LP; and

(iv)	Holman/Shidler, with respect to the shares of Common Stock issuable upon conversion of Units owned directly by it.

The foregoing persons are hereinafter collectively referred to as “Shidler”. Any disclosures herein with respect to persons other than Shidler are made on information and belief after making inquiry to the appropriate party.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business and principal office of Shidler is 841 Bishop Street, Suite 1700, Honolulu, Hawaii 96813.

(c)	Citizenship

Jay H. Shidler is a United States citizen. Shidler LP is a limited partnership organized under the laws of the State of Hawaii. Each of Shidler Corp. and Holman/Shidler is a corporation organized under the laws of the State of Hawaii.

(d)	Title of Class of Securities

Common Stock, $.01 par value (the “Common Stock”)

(e)	CUSIP Number

32054K 10 3

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

ITEM 4.	Ownership

The following disclosure of share ownership by the Reporting Persons is as of the date of this Schedule 13G.

A. Jay H. Shidler

(a) Aggregate number of shares beneficially owned: Mr. Shidler is the beneficial owner of 5,931,794 shares of Common Stock of the Company, comprised of 4,655,271 shares held directly by him; 20,000 shares held by his wife, Wallette A. Shidler; 910,660 shares held by Shidler LP; 68,020 shares issuable upon conversion of limited partnership units (“Units”) in the Operating Partnership, which are exchangeable on a one-for-one basis, subject to adjustments, for shares of the Company’s Common Stock, held by Mr. Shidler directly; 254,541 shares issuable upon conversion of Units held by Shidler LP; 1,223 shares issuable upon conversion of Units held by Mr. and Mrs. Shidler jointly; and 22,079 shares issuable upon conversion of Units held by Holman/Shidler.

(b) Percentage: 6.82%. The percentages used herein and in the rest of Item 4 are calculated based upon 86,616,736 shares of Common Stock of the Company issued and outstanding as of August 3, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2011.

(c) 1. Sole power to vote or direct vote: 4,744,514

 2. Shared power to vote or direct vote: 1,187,280

 3. Sole power to dispose or direct the disposition: 4,744,514

 4. Shared power to dispose or direct the disposition: 1,187,280

B. Shidler Equities, L.P.

(a) Aggregate number of shares beneficially owned: Shidler LP is the beneficial owner of 1,165,201 shares of Common Stock of the Company, comprised of 910,660 shares held directly and 254,541 shares issuable upon conversion of Units held directly.

(b) Percentage: 1.34%.

(c) 1. Sole power to vote or direct vote: -0-

 2. Shared power to vote or direct vote: 1,165,201

 3. Sole power to dispose or direct the disposition: -0-

 4. Shared power to dispose or direct the disposition: 1,165,201

C. Shilder Equities Corp.

(a) Aggregate number of shares beneficially owned: Shidler Corp. is the beneficial owner of 1,165,201 shares of Common Stock of the Company, comprised of 910,660 shares held by Shidler LP and 254,541 shares issuable upon conversion of Units held by Shidler LP.

(b) Percentage: 1.34%.

(c) 1. Sole power to vote or direct vote: -0-

 2. Shared power to vote or direct vote: 1,165,201

 3. Sole power to dispose or direct the disposition: -0-

 4. Shared power to dispose or direct the disposition: 1,165,201

D. Holman/Shidler Investment Corporation

(a) Aggregate number of shares beneficially owned: Holman/Shidler is the beneficial owner of 22,079 shares of Common Stock of the Company, issuable upon conversion of Units held directly.

(b) Percentage: 0.03%.

(c) 1. Sole power to vote or direct vote: -0-

 2. Shared power to vote or direct vote: 22,079

 3. Sole power to dispose or direct the disposition: -0-

 4. Shared power to dispose or direct the disposition: 22,079

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐    Not Applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

See Item 2.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group

See Item 2.

ITEM 9.	Notice of Dissolution of Group

Not Applicable

ITEM 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2011

/s/ Jay H. Shidler
Jay H. Shidler

SHIDLER EQUITIES L.P.

	By:	Shidler Equities Corp.

	By:	/s/ Jay H. Shidler
Jay H. Shidler
President

SHIDLER EQUITIES CORP.

By:	/s/ Jay H. Shidler
Jay H. Shidler
President

HOLMAN/SHIDLER INVESTMENT CORPORATION

By:	/s/ Jay H. Shidler
Jay H. Shidler
Vice President, Secretary and Treasurer